Filed Pursuant to Rule 433

File No. 333-206953

Leveraged Index Return Notes® (LIRNs®) LIRNs® Linked to the Dow Jones Industrial AverageSM Issuer SunTrust Banks, Inc. (“SunTrust”) Principal Amount $10.00 per unit Term Approximately five years Market Measure The Dow Jones Industrial AverageSM (Bloomberg symbol: “INDU”) Payout Profile at Maturity •[101.00% to 121.00%] leveraged upside exposure to increases in the Market Measure •1-to-1 downside exposure to decreases in the Market Measure beyond a 20% decline, with up to 80% of your principal at risk Participation Rate [101% to 121%], to be determined on the pricing date. Threshold Value 80% of the Starting Value of the Market Measure Investment Considerations This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes and are willing to take full downside risk and forgo interim interest payments. Preliminary Offering Documents Exchange Listing No This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only. You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy. Risk Factors Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following: Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal. Payments on the notes, including repayment of principal, are subject to the credit risk of SunTrust. If SunTrust becomes insolvent or is unable to pay its obligations, you may lose your entire investment. The initial estimated value of the notes on the pricing date will be less than their public offering price. If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date. Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documentsfor complete product disclosure, including related risks and tax disclosure. SunTrust has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, SunTrust, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294- 1322. https://www.sec.gov/Archives/edgar/data/750556/000119312518134967/d553807dfwp.htm